Filed by Roth CH Acquisition Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Commission File No. 001-40959
Subject Company: Roth CH Acquisition Co.

SHARON AI Initiates Phase Two Engineering for its Flagship 1GW AI Data

Center Campus Joint Venture in Texas

Texas Critical Data Centers joint venture provides update on planning for behind-the-meter power generation.

New York, USA – October 8, 2025 – Sharon AI, Inc. (“SHARON AI) Australia’s leading Neocloud, which has announced entry into a Business Combination Agreement with Roth CH Acquisition Co. (OTC Markets:USCTF), is pleased to provide an update on its progress for the Texas Critical Data Centers LLC (“TCDC”) joint venture with New Era Energy & Digital Inc. (Nasdaq: NUAI). TCDC is an intended up to 1 GW and above artificial intelligence (AI) Data Center Campus in Ector County, Texas.

Phase Two Engineering Underway

SHARON AI recently announced the completion of Phase One engineering for the TCDC joint venture described above. TCDC has now advanced into Phase Two engineering, focusing on detailed site planning, site clearing, and infrastructure integration for the data center campus.

Behind-the-Meter Power Capacity Update

TCDC has made significant progress on planning for the intended initial behind the meter power island. TCDC now intends for third parties to finance, construct and operate potentially up to 400 MW of power capacity in stages through late 2027. SHARON AI believes the Ector County site has the flexibility to support multiple power islands under a streamlined path to approval, providing another key competitive advantage.

TCDC is continuing its work with Thunderhead Energy Solutions LLC, who is intended to provide the financing, construction and operation of the behind-the-meter gas-fired power generation and to expand the potential power capacity at the site.

Land Expansion

TCDC plans to close on the additional 203 acres previously announced within 60–90 days, expanding the site to 438 contiguous acres and further strengthening its land position for long-term scalability. With this expansion, TCDC’s Ector County data center campus is now being designed to ultimately scale to 1 GW or above, supporting the surging demand for AI and graphic processing unit (GPU) driven digital infrastructure.

Wolf Schubert, CEO of SHARON AI, commented

“We are pleased with the continued progress at the TCDC site. We believe that the ability to scale up the initial phase to support increasing customer requirements on a competitive timeline highlights the value of the West Texas campus.”

- ENDS -

Contacts

Sharon AI Media Enquiries:

Rosalyn Christian/Zachary Nevas

IMS Investor Relations

+1 203.972.9200

sharonai@imsinvestorrelations.com

About SHARON AI

SharonAI, Inc., Australia’s leading Neocloud, is a High-Performance Computing company focused on Artificial Intelligence and Cloud GPU Compute Infrastructure. Our cloud GPU platform and compute infrastructure is accelerating the build of AI factories and sovereign AI solutions, powering the next wave of accelerated computing adoption. For more information, visit www.sharonai.com

About New Era Energy & Digital, Inc.

New Era Energy & Digital, Inc. (Nasdaq: NUAI) is a developer and operator of next-generation digital infrastructure and integrated power assets. With a growing portfolio of strategically located, vertically integrated resources including powered land and powered shells, the company delivers turnkey solutions that enable hyperscale, enterprise, and edge operators to accelerate data center deployment, optimize total cost of ownership, and future-proof their infrastructure investments. For more information, visit: www.newerainfra.ai

About Thunderhead Energy Solutions LLC

Thunderhead Energy Solutions are developers and operators of tailored energy solutions supporting the digital infrastructure value chain. Its creative approach provides customers with highly available, affordable, scalable systems which support both speed and longevity in power security. The Thunderhead team brings decades of experience and innovation in power and energy infrastructure development. Thunderhead projects are capitalized through a funding partnership with Harbert Infrastructure, an investment manager with decades of experience in the power sector. For more information, visit www.thunderheaddg.com, and www.harbert.net

About Roth CH Acquisition Co.

Roth CH Acquisition Co. (OTC Markets: USCTF) is a blank check shell domiciled in the Cayman Islands. The company intends to enter into a business combination with a growth company to go public in the US markets through a reverse merger.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH Acquisition Co. (“Roth CH”) and SHARON AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) has filed and intends to update relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, initially filed in June 4th, 2025, as amended, containing a proxy statement/prospectus of Roth CH. This press release is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, SHARON AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements:

This press release may contain forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or SHARON AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding service and product offerings and the developments of TCDV. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and SHARON AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and SHARON AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or SHARON AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, SHARON AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or SHARON AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and SHARON AI will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor SHARON AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.